TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34673
August 17, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Summary of Quarterly Business Report for the First Quarter ended June 30, 2004 (Consolidated), dated July 28, 2004; and

2. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

dlw 8/20

File No. 82-34673

(Summary English Translation)

Summary of Quarterly Business Report for the First Quarter ended June 30, 2004 (Consolidated)

July 28, 2004

Nomura Research Institute, Ltd. (Code Number: 4307
(URL http://www.nri.co.jp/) Tokyo Stock Exchange, First Section)

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer
Tel.: (03) 5255-1800

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.
(2) Change in the accounting method compared to the most recently released consolidated report: Not applicable.
(3) Changes in application and object of consolidation and equity method: Applicable.
Consolidated (New): – (Exception): –
Equity Method (New): – (Exception): 1

2. Summary of Business Results (April 1, 2004 through June 30, 2004)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit	Net Profit (Three Months)
Three Months ended June 30, 2004	¥53,245 million (1.0%)	¥5,338 million (25.2%)	¥5,768 million (22.2%)	¥3,430 million (0.5%)
Three Months ended June 30, 2003	¥52,715 million (2.6%)	¥4,263 million (-17.3%)	¥4,719 million (-14.6%)	¥3,413 million (-5.2%)
(For reference) Year ended March 31, 2004	¥238,067 million	¥28,022 million	¥29,293 million	¥18,269 million

	Net Profit per Share	Net Profit per Share (fully diluted)
Three Months ended June 30, 2004	¥76.23	¥76.22
Three Months ended June 30, 2003	¥75.86	–
(For reference) Year ended March 31, 2004	¥399.44	¥399.42

(Note) The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable quarter of the prior year.

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Three Months ended June 30, 2004	¥304,751 million	¥227,504 million	74.7%	¥5,055.68
Three Months ended June 30, 2003	¥262,112 million	¥195,296 million	74.5%	¥4,339.94
(For reference) Year ended March 31, 2004	¥326,799 million	¥229,331 million	70.2%	¥5,089.72

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Three Months ended June 30, 2004	-¥2,136 million	-¥3,946 million	-¥1,770 million	¥89,116 million
Three Months ended June 30, 2003	¥1,522 million	-¥1,644 million	-¥1,004 million	¥87,737 million
(For reference) Year ended March 31, 2004	¥29,312 million	-¥19,143 million	-¥1,508 million	¥96,812 million

3. Forecast of Consolidated Business Results (for the year from April 1, 2004 through March 31, 2005)

* *There is no change in the forecast of business results (for the year from April 1, 2004 through March 31, 2005), which was released (on April 27, 2004) with the annual report for the fiscal year ended March 31, 2004.*

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Own Shares

A Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) and to the Tokyo Stock Exchange, Inc. on July 2, 2004. Such report is available for public inspection through EDINET (Electronic Disclosure for Investors' Network) and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.